UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 431st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 31, 2023

1.   DATE, TIME AND VENUE: On January 31, 2023, at 11:00 a.m. (São Paulo local time), at Telefônica Brasil S.A. (“Company”) headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções, city of São Paulo, São Paulo State.

2.   CALL NOTICE AND ATTENDANCE: The call was waived, given the presence of all members of the Board of Directors, who subscribe these minutes, pursuant to the Article 15, Paragraph 2 of the Company’s Rules and Technical and Advisory Committees, establishing, therefore, quorum in accordance with the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the meeting as Secretary.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: After examining and deliberating on the matter in the Agenda, the members of the Board of Directors unanimously decided as follows:

4.1.       APPOINTMENT OF MEMBER OF THE BOARD OF DIRECTORS OF THE COMPANY: The members acknowledged on the resignation of Mrs. Claudia Maria Costin, in relation to the positions of member of the Board of Directors and member of the Quality and Sustainability Committee of the Company, according to the Waiver Term filed at headquarters. All members of the Board of Directors expressed their thanks to Mrs. Claudia Maria Costin for all the relevant services provided to the Company and the performance in said positions, always with extreme dedication and professionalism, wishing her success.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 431st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 31, 2023

In view of the above, the appointment of Mrs. Denise Soares dos Santos, Brazilian, married, electrical engineer, bearer of the Identity Card RG No. 17.004.524-9, issued by SSP/SP, registered with the CPF/MF under No. 147.428.088-94, resident and domiciled in the city of São Paulo, State of São Paulo, with commercial address at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, at the city of São Paulo, State of São Paulo, ZIP code 04571-936, was approved for the position of member of the Board of Director of the Company, replacing Mrs. Claudia Maria Costin. The new Board member was appointed by the remaining members of the Board of Directors of the Company, based on Article 150 of Law No 6.404/1976 (“Corporations Law”), and shall serve until the next Ordinary General Meeting of the Company, when its appointment will be submitted to ratification, according to the law. Once Mrs. Denise Soares dos Santos’ appointment is ratified by the Ordinary General Meeting of the Company, the new member will have a mandate corresponding to the remaining mandate of the other members, which will end on the date of the Ordinary General Meeting to be held on 2025.

The appointed member declared that she is not subject to legal impediments to the exercise of the position for which she was appointed and that she is in a position to sign the declaration of disqualification referred to in Article 147 of the Corporations Law and CVM Resolution 80/2022, as it was altered (“RCVM 80”). The board member will be invested in her position upon signature of the respective instrument of investiture and the declaration of disqualification, which will be signed on the said date and filed at the Company's headquarters.

This Collegiate registers the receipt of the declaration of independence of the appointed board member, signed under the terms according to RCVM 80, through which it verified that Mrs. Denise Soares dos Santos meets the independence criteria set forth in said rule, and this document is filed at the Company's headquarters.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, January 31, 2023. (aa) Eduardo Navarro de Carvalho - Chairman of the Board of Directors. Board Members: Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; e Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 431st MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 31, 2023

I hereby certify that these minutes are a faithful copy of the minutes of the 431st Meeting of the Board of Directors of Telefônica Brasil S.A., held on January 31, 2023, drawn up in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 31, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director